2/22


05006384

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DBS Group Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3172 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/10/05

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

ARIS
12-31-04

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report audited financial results for the year ended December 31, 2004.

The Directors have recommended a gross final dividend of 12 cents for each DBSH non-voting convertible preference share ("CPS") and each DBSH non-voting redeemable CPS, and 22 cents for each DBSH ordinary share. All final dividends will be paid less 20% Singapore income tax. Details of the proposed dividends in respect of the financial year ended December 31 are as follows:

In $ millions	**2004**	**2003**
DBSH Non-voting CPS		
Interim dividend* of 18 cents less 20% tax (2003: 14 cents less 22% tax)	(a)	2
Final dividend of 12 cents less 20% tax (2003: 16 cents less 20% tax)	(a)	3
	(a)	5
DBSH Non-voting redeemable CPS		
Interim dividend* of 18 cents less 20% tax (2003: 14 cents less 22% tax)	9	7
Final dividend of 12 cents less 20% tax (2003: 16 cents less 20% tax)	6	8
	15	15
DBSH Ordinary share		
Interim dividend* of 18 cents less 20% tax (2003: 14 cents less 22% tax)	215	161
Final dividend of 22 cents less 20% tax (2003: 16 cents less 20% tax)	263	188
	478	349

* Interim dividends were paid to entitled shareholders on August 27, 2004.

(a) Amounts under $500,000

The proposed final dividends will be payable on May 20, 2005, subject to shareholders' approval at the Annual General Meeting to be held on April 29, 2005. Notice is hereby given that the Share Transfer Books and Register of Members of the Company for ordinary shares will be closed from May 10, 2005 to May 11, 2005, both dates inclusive. Duly completed transfers received by the Company's Registrar, Barbinder & Co Pte Ltd of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on May 9, 2005 will be registered to determine shareholders' entitlement to the proposed final dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the final dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

February 18, 2005
Singapore

More information on the above announcement is available at www.dbs.com/investor



Performance Summary

Audited Financial Results for Year 2004

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents

Financial Highlights

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS").

In $ millions	4th Qtr 2004	4th Qtr 2003	+/(-) %	3rd Qtr 2004	Year 2004	Year 2003	+/(-) %
For the period							
Operating income	**1,022**	1,053	(3)	1,087	**4,928**	4,198	17
Operating profit before goodwill amortisation and provisions	**492**	571	(14)	596	**2,922**	2,357	24
Net profit before taxation	**428**	397	8	491	**2,512**	1,437	75
Net profit attributable to members	**321**	292	10	362	**2,018**	1,025	97
Net profit attributable to members (excluding goodwill amortisation)	**431**	402	7	472	**2,458**	1,455	69
At period-end							
Shareholders' funds	**16,502**	14,896	11	16,200	**16,502**	14,896	11
Interest bearing assets	**148,113**	133,451	11	140,025	**148,113**	133,451	11
Customer loans [1/]	**69,664**	64,335	8	67,221	**69,664**	64,335	8
Customer deposits	**113,206**	108,041	5	107,008	**113,206**	108,041	5
Total assets	**175,553**	159,595	10	166,087	**175,553**	159,595	10
Per share (in $)							
Basic earnings excluding goodwill amortisation [2/]	**1.14**	1.08	6	1.26	**1.64**	0.98	67
Basic earnings [2/]	**0.85**	0.78	9	0.96	**1.34**	0.68	97
Diluted earnings [2/]	**0.82**	0.75	9	0.93	**1.30**	0.66	97
Net asset value at period-end							
(i) based on existing ordinary share capital	**10.76**	9.75	10	10.56	**10.76**	9.75	10
(ii) assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**10.58**	9.58	10	10.39	**10.58**	9.58	10

Performance ratios

(%)	4th Qtr 2004	4th Qtr 2003	3rd Qtr 2004	Year 2004	Year 2003
On a GAAP basis					
Return on assets [2/]	**0.75**	0.73	0.86	**1.20**	0.66
Return on equity [2/]	**7.86**	7.93	8.99	**12.85**	7.04
Excluding goodwill amortisation					
Return on assets [2/]	**1.01**	1.01	1.12	**1.47**	0.94
Return on equity [2/]	**10.54**	10.91	11.72	**15.66**	9.99
Efficiency and revenue mix ratios					
Cost-to-income ratio (excluding goodwill amortisation)	**51.9**	45.8	45.2	**40.7**	43.9
As a percentage of total operating income:					
- net interest income	**62.2**	59.6	59.3	**52.1**	56.6
- non-interest income	**37.8**	40.4	40.7	**47.9**	43.4
Capital adequacy ratios (at period-end) [3/]					
- Tier 1 capital	**11.3**	10.5	11.8	**11.3**	10.5
- Total capital	**15.8**	15.1	15.4	**15.8**	15.1

Notes:
1/ After deducting cumulative provisions.
2/ Earnings per share, return on assets and return on equity for the quarters were computed on an annualised basis.
3/ Ratios for 2004 were computed based on the MAS capital framework issued on May 28, 2004. Comparatives for 2003 were not restated and were computed using Bank for International Settlements ("BIS") guidelines.

Financial Review

DBSH Group's net profit attributable to members ("NPAM") was $321 million for fourth quarter 2004, up 10% over fourth quarter 2003. Year-on-year, NPAM almost doubled to $2.018 billion. Excluding the one-time gains of $187 million from sale of the Group's 10% stake in Wing Lung Bank and $310 million gain from sale of the Group's 59% stake in DBS Thai Danu Bank Public Company Limited ("DTDB") in year 2004, NPAM would show a 48% increase over the previous year to $1.521 billion. Lower provision charge and higher net interest income contributed to the better bottom-line profit.

- Operating income of $1.022 billion was 3% lower than fourth quarter 2003 mainly due to a 9% decline in non-interest income from lower treasury gains. For the full year, operating income (excluding one-time gains) rose 6%, largely due to higher net interest income from growth in customer loans and debt securities.
- Operating expenses rose 10% over fourth quarter 2003 to $530 million in fourth quarter 2004 mainly due to higher staff costs and advertising and promotion expenses. Year-on-year, operating expenses increased 9% to $2.006 billion.
- Cost-to-income ratio (excluding goodwill amortisation) was 51.9% for fourth quarter 2004 and 45.8% for fourth quarter 2003. Excluding one-time gains, cost-to-income ratio would have been 45.3% for year 2004 as compared to 43.9% for year 2003.
- Provision write-back of $31 million was recorded in fourth quarter 2004 as compared to a $82 million charge in the same quarter last year. The reduced provisions were due to: (a) a lower specific provision charge for loans arising from loan recoveries, improving asset quality and higher collateral valuations; (b) write-backs in provisions made previously for marketable securities as market prices improved; (c) adoption of a transitional general provisioning framework ahead of Basle II and in line with revised MAS provisioning guidelines (MAS Notice 612). Provision charge for the full year was $47 million as compared to $541 million a year ago.

Profit and Loss Account [1/]

In $ millions	4th Qtr 2004	4th Qtr 2003	+/(-) %	3rd Qtr 2004	Year 2004	Year 2003	+/(-) %
Net interest income	**636**	628	1	645	**2,566**	2,375	8
Non-interest income	**386**	425	(9)	442	**2,362**	1,823	30
Operating income	**1,022**	1,053	(3)	1,087	**4,928**	4,198	17
Operating expenses	**(530)**	(482)	10	(491)	**(2,006)**	(1,841)	9
Operating profit before goodwill amortisation and provisions	**492**	571	(14)	596	**2,922**	2,357	24
Goodwill amortisation	**(110)**	(110)	-	(110)	**(440)**	(430)	2
Operating profit before provisions	**382**	461	(17)	486	**2,482**	1,927	29
Provisions	**31**	(82)	NM	(17)	**(47)**	(541)	(91)
Operating profit	**413**	379	9	469	**2,435**	1,386	76
Share of profits less losses of associated and joint venture companies	**15**	18	(17)	22	**77**	51	51
Net profit before taxation	**428**	397	8	491	**2,512**	1,437	75
Taxation	**(94)**	(85)	11	(116)	**(442)**	(349)	27
Minority interests	**(13)**	(20)	(35)	(13)	**(52)**	(63)	(17)
Net profit attributable to members	**321**	292	10	362	**2,018**	1,025	97
NPAM excluding goodwill amortisation	**431**	402	7	472	**2,458**	1,455	69

NM: Not meaningful

Note:

1/ Excluding one-time gains of $497 million, the following profit and loss items would have been:

In $ millions	Year 2004	Year 2003	+/(-) %
Non-interest income	1,865	1,823	2
Operating profit before goodwill amortisation and provisions	2,425	2,357	3
Net profit attributable to members	1,521	1,025	48

DBS Bank (Hong Kong) Limited

For fourth quarter 2004, net profit after taxation for DBS Bank (Hong Kong) Limited declined 10% from fourth quarter 2003 to $126 million. The decline was mainly due to lower operating income, higher operating expenses, partly offset by lower provision charge. Compared with 2003, net profit after taxation for the year 2004 increased 27% due to higher operating income and lower provisions. In the fourth quarter 2004, DBS Bank (Hong Kong) Limited divested part of its stake in Banco de Oro Universal Bank, a bank in the Philippines, recording a $12 million gain[1/]. The remaining stake was subsequently disposed in first quarter 2005.

- Net interest income was down 4% from fourth quarter 2003 mainly due to the narrower spread between the Prime rate and HIBOR[2/], partly offset by a 12% rise in customer loans. Compared to third quarter 2004, net interest income decreased 2% due to continued competitive price pressures, negating a 3% increase in customer loans. Compared to 2003, net interest income for the year increased 5%, mainly due to the widening spread between the Prime rate and HIBOR and growth in customer loans, partly offset by price pressures.
- Non-interest income declined 10% from fourth quarter 2003 mainly due to lower income from sales of treasury investment products. Non-interest income for the year 2004 improved 3%, mainly due to increase in fee and commission income offset by lower income from sales of treasury investment products.
- Operating expenses were 10% higher compared to fourth quarter 2003 and 6% higher than third quarter 2004 due to ongoing investments in people and systems to capture business opportunities. Year-on-year, operating expenses were 8% higher.
- Provision charge decreased 24% compared to fourth quarter 2003. For the full year, provision charge was 47% lower than the year 2003, reflecting the stronger economic environment and property market.

Profit and Loss Account (Based on Hong Kong Generally Accepted Accounting Principles)[3/]

In $ millions	4th Qtr 2004	4th Qtr 2003	+/(-) %	3rd Qtr 2004	Year 2004	Year 2003	+/(-) %
Net interest income	**194**	203	(4)	197	**804**	767	5
Non-interest income	**91**	101	(10)	92	**380**	368	3
Operating income	**285**	304	(6)	289	**1,184**	1,135	4
Operating expenses	**(133)**	(121)	10	(126)	**(498)**	(463)	8
Operating profit before provisions	**152**	183	(17)	163	**686**	672	2
Provisions	**(19)**	(25)	(24)	(20)	**(91)**	(172)	(47)
Operating profit	**133**	158	(16)	143	**595**	500	19
Net profit before taxation	**147**	161	(9)	147	**620**	501	24
Net profit after taxation	**126**	140	(10)	127	**534**	422	27

Notes:
1/ Net gain on disposal of non-trading securities are reported after Operating profit under Hong Kong Generally Accepted Accounting Principles.
2/ HIBOR: Hong Kong Interbank Offer Rate
3/ The exchange rate used for all comparative periods is HK$1 = S$0.2100565.

Net Interest Income and Net Interest Margin

Exhibit 1
Group Net Interest Income and Net Interest Margin



$ m
(%)
2,645
2,375
2,566
2,257
1.81 1.79 1.79 1.83 1.75
628 634 651 645 636
2000 2001 2002 2003 2004
4Q03 1Q04 2Q04 3Q04 4Q04
Net Interest Income
Net Interest Margin (%)

Net interest income grew 1% over fourth quarter 2003 but declined 1% from third quarter 2004 to $636 million in fourth quarter 2004.

- Excluding DTDB's net interest income from fourth quarter 2003, net interest income increased 6% in fourth quarter 2004. This was largely due to growth in interest bearing assets especially in customer loans which grew 13% year-on-year (excluding DTDB), partially offset by lower net interest margin.
- Net interest margin for fourth quarter 2004 was 1.75%, lower than 1.81% in fourth quarter 2003 and 1.83% in third quarter 2004. The decrease was mainly due to the costs of a growing deposit base in Singapore and higher borrowing costs in general in Hong Kong. In addition, short-term interbank-pegged deposit rates rose faster than loan yields. Additional funding costs were also contributed by higher carrying costs for subordinated debts, including a US$750 million issue that closed during the quarter.

Table 1
Group Net Interest Income and Net Interest Margin [1/]

	4th Qtr 2004			4th Qtr 2003			3rd Qtr 2004		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	68,482	591	3.43	63,965	575	3.57	65,992	564	3.40
Interbank items	30,026	127	1.69	34,542	88	1.01	27,904	83	1.18
Securities [2/]	46,106	359	3.10	38,876	262	2.67	46,232	337	2.90
Total interest bearing assets	144,614	1,077	2.96	137,383	925	2.67	140,128	984	2.80
Deposits	109,395	227	0.83	108,742	154	0.56	106,978	183	0.68
Others	25,061	214	3.39	20,287	143	2.80	22,893	156	2.72
Total interest bearing liabilities	134,456	441	1.31	129,029	297	0.91	129,871	339	1.04
Net interest income/margin		636	1.75		628	1.81		645	1.83

	Year 2004			Year 2003		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	67,049	2,279	3.40	62,593	2,342	3.74
Interbank items	31,347	404	1.29	38,323	398	1.04
Securities [2/]	45,149	1,328	2.94	32,883	900	2.74
Total interest bearing assets	143,545	4,011	2.79	133,799	3,640	2.72
Deposits	110,114	746	0.68	106,244	718	0.68
Others	24,313	699	2.88	19,092	547	2.87
Total interest bearing liabilities	134,427	1,445	1.07	125,336	1,265	1.01
Net interest income/margin		2,566	1.79		2,375	1.78

Notes:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets. It is computed on an annualised basis.
2/ Refers to Singapore Government securities and treasury bills, trading and investment debt securities.

Non-Interest Income

Table 2
Group Non-Interest Income

In $ millions	4th Qtr 2004	4th Qtr 2003	+/(-) %	3rd Qtr 2004	Year 2004	Year 2003	+/(-) %
Fee and commission income							
Stockbroking	**45**	60	(25)	40	**198**	169	17
Investment banking	**35**	24	46	21	**104**	83	25
Trade and remittances	**32**	29	10	34	**128**	111	15
Loan related	**39**	43	(9)	45	**183**	155	18
Deposit related	**24**	26	(8)	24	**99**	103	(4)
Credit card	**22**	24	(8)	22	**87**	89	(2)
Fund management	**10**	9	11	9	**43**	40	8
Wealth management (unit trust distribution and bancassurance)	**32**	23	39	42	**132**	90	47
Others	**10**	13	(23)	10	**39**	44	(11)
Total	**249**	251	(1)	247	**1,013**	884	15
Dividend and rental income	**17**	21	(19)	31	**105**	87	21
Other income							
Net gain on treasury related activities (including structured investment products)	**93**	120	(23)	145	**590**	650	(9)
Net gain on investment securities	**25**	28	(11)	20	**644**	185	248
Net gain on fixed assets	**-**	3	(100)	(1)	**4**	3	33
Others	**2**	2	-	-	**6**	14	(57)
Total	**120**	153	(22)	164	**1,244**	852	46
Total non-interest income	**386**	425	(9)	442	**2,362**	1,823	30
Non-interest income as a percentage of operating income (%)	**37.8**	40.4		40.7	**47.9**	43.4	

Non-interest income in fourth quarter 2004 declined 9% from fourth quarter 2003 and 13% from third quarter 2004 to $386 million. For the full year, non-interest income increased 30% to $2.362 billion. Excluding the $497 million one-time gains in year 2004, non-interest income was 2% higher.

- Fee and commission income remained strong in fourth quarter 2004. Compared to the year-ago quarter, lower stockbroking fees from quieter regional equity markets was offset by strong growth in investment banking and wealth management fees. Compared to the previous quarter, higher investment banking fees which included income from lead-managing real estate investment trusts was offset by lower wealth management fees. For the year, fee and commission income increased 15% to $1.013 billion contributed by higher wealth management, stockbroking, investment banking, loan related, and trade and remittance fees.

- Other income was $120 million in fourth quarter 2004, a 22% fall from the same quarter last year. Net gain on treasury related activities were lower due to lower profits from interest rate and credit derivatives in fourth quarter 2004. Excluding the one-time gains in 2004, other income declined 12% for the year due to lower income from sales of treasury structured investment products and lower net gain on investment securities.

- The ratio of non-interest income to total operating income was 37.8% for the quarter and 47.9% for the year.

Operating Expenses

Table 3
Group Operating Expenses

In $ millions	4th Qtr 2004	4th Qtr 2003	+/(-) %	3rd Qtr 2004	Year 2004	Year 2003	+/(-) %
Staff costs	**253**	217	17	241	**970**	865	12
Occupancy expenses	**41**	54	(24)	49	**181**	203	(11)
Technology-related expenses	**82**	74	11	74	**312**	287	9
Revenue-related expenses	**55**	53	4	45	**202**	183	10
Others	**99**	84	18	82	**341**	303	13
Total operating expenses	530	482	10	491	2,006	1,841	9
Cost-to-income ratio (%) (excluding goodwill amortisation)	**51.9**	45.8		45.2	**45.3**1/	43.9	
Staff headcount number (at period-end)	**11,454**	12,144		11,083	**11,454**	12,144	

Note:
1/ Excludes one-time gains arising from sale of Wing Lung shares and disposal of DBS Thai Danu Bank Public Company Limited.

- Excluding goodwill amortisation, operating expenses for fourth quarter 2004 increased 10% to $530 million over fourth quarter 2003 and 8% over third quarter 2004. The increase was mainly due to higher staff costs from bonus accrual in line with the stronger bottom-line performance this year and business expansion. Occupancy expenses were lower in fourth quarter 2004 largely due to write-offs arising from relocation in fourth quarter 2003. Spending on advertising and promotions for retails products were higher with new product launches and branding initiatives in fourth quarter 2004. For the year, operating expenses increased 9% to $2.006 billion mainly due to higher staff costs, advertising and promotion expenses and technology-related expenses.

- Staff headcount at end December 2004 was 11,454, a 3% increase over end September 2004 as DBS continues to invest in skilled resources to meet its expansion needs.

Provision Charge

Table 4
Group Provision Charge

In $ millions	4th Qtr 2004	4th Qtr 2003	+/(-) %	3rd Qtr 2004	Year 2004	Year 2003	+/(-) %
Specific provision							
Loans							
Singapore	**26**	53	(51)	(18)	**38**	182	(79)
Hong Kong	**1**	24	(96)	15	**54**	169	(68)
Other countries	**9**	1	NM	-	**(6)**	1	NM
Sub-Total	**36**	78	(54)	(3)	**86**	352	(76)
Securities, properties and other assets	**(53)**	(7)	NM	4	**(34)**	100	NM
Total Specific Provision	**(17)**	71	NM	1	**52**	452	(88)
General provision	**(14)**	11	NM	16	**(5)**	89	NM
Total provision charge	**(31)**	82	NM	17	**47**	541	(91)
SP (loans) / Average loan (basis point)	**21**	48		(0)	**13**	54	

NM: Not meaningful

Net provision of $31 million was written back in fourth quarter 2004, as compared to a $82 million charge in fourth quarter 2003 and $17 million charge in third quarter 2004. For the year, total provision charge decreased 91% to $47 million.

- Specific provision charge for loans reduced 54% from fourth quarter 2003 to $36 million in fourth quarter 2004 due to better economic conditions and overall credit quality of the loan portfolio. There was a $53 million write-back in specific provision for securities, properties and other assets in fourth quarter 2004 due to improved valuations. For the year, total specific provision charge was reduced by 88% to $52 million.

- There was a $14 million write-back in general provision in fourth quarter 2004 following the adoption of a transitional general provisioning framework ahead of Basle II and in line with revised MAS provisioning guidelines (MAS Notice 612), as compared to a $11 million charge in the same quarter last year. For the year, general provision written-back was $5 million compared to a $89 million additional provision in 2003.

Balance Sheet

Table 5
Group Key Balance Sheet Items

In $ millions	Dec 31 2004	Sep 30 2004	Dec 31 2003
Total assets	**175,553**	166,087	159,595
Customer loans [1/]	**69,664**	67,221	64,335
Customer deposits	**113,206**	107,008	108,041
Loan-to-deposit ratio (%)	**61.5**	62.8	59.5
Loan and non-trading debt securities-to-deposit ratio (%)	**82.0**	84.2	79.7

Note:
1/ After deducting cumulative provisions.

At December 31, 2004, total assets were $176 billion.

- Net customer loans grew 4% from end September 2004 to $69.7 billion at end December 2004, mainly driven by housing loans and loans granted to general commerce sector and financial institutions, investment & holding companies.

- Compared to end September 2004, customer deposits grew 6% mainly due to savings and fixed deposits.

- The Group's loan-to-deposit ratio at end December 2004 was 61.5%. Including DBSH Group's portfolio of non-trading debt securities, the ratio of loan and non-trading debt securities to deposits was 82.0%.

Asset Quality

Exhibit 2
Group Non-Performing Loans



$ m
(%)
10,000
8,000
6,000
4,000
2,000
0
20
15
10
5
0
8,149
4,411
4,512
4,224
3,780
3,359
2,182
1,934
1,919
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
S'pore
Hong Kong
RC (excl DTDB)
DTDB
Other Countries
NPL/Loans 1/

Table 6
Group Geographical NPL Rate (Based on MAS standard)

(%)	Dec 31 2004	Sep 30 2004	Dec 31 2003
Singapore	**2.2**	2.2	3.3
Hong Kong	**2.0**	2.2	2.9
Regional countries [2/] (excl. DTDB)	**5.6**	6.0	19.0
DTDB	**NA**	NA	28.8
Other countries	**5.0**	5.8	8.5

NA : Not applicable
Notes:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries ("RC") include Malaysia, Indonesia, Thailand, Korea and the Philippines.

- The volume of non-performing loans ("NPLs") remained stable at $1.9 billion between end September 2004 and end December 2004. Out of the $1.9 billion NPLs, $0.4 billion or 22% were restructured NPLs.

- Singapore's NPLs was $1 billion and accounted for 50% of the Group's NPLs, while Hong Kong's NPLs of $0.5 billion accounted for 25%.

- The ratio of NPLs to the total non-bank loans ("NPL rate") further improved from 2.6% at end September 2004 to 2.5% at end December 2004. The NPL rates for Hong Kong, regional countries and other countries operations improved to 2.0%, 5.6% and 5.0% respectively, at end December 2004 due to a reduction in non-bank NPLs and a higher loan base.

Loan Grading

Of the total $1.9 billion NPLs at end December 2004, 71% were classified as substandard, 9% as doubtful and the remaining 20% in the loss category. 52% of the NPLs were secured by collateral.

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end December 2004 were 186.4% of unsecured NPLs, and 88.6% of total NPLs.

Exhibit 3
Group Non-Performing Loans – by Loan Grading


$ m
10,000
8,000
6,000
4,000
2,000
0
8,149
5,121
452
2,576
4,411
3,607
258
546
4,512
3,411
282
819
4,224
3,114
252
858
3,780
2,777
204
799
3,359
2,523
213
623
2,182
1,580
187
415
1,934
1,350
185
399
1,919
1,360
169
390
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Loss
Doubtful
Substandard

Exhibit 4
Group Cumulative Specific and General Provisions


$ m
(%)
5,000
4,000
3,000
2,000
1,000
0
300
200
100
0
4,286
2,286
2,719
2,500
2,387
2,271
1,819
1,752
1,701
182.5
186.4
156.4
Dec 99
Dec 00
Dec 01
Dec 02
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
SP
GP
SP+GP/Unsecured NPLs
SP+GP/NPLs

Restructured Loans

Table 7
Loans that were restructured and classified

In $ millions	Dec 31, 2004 NPLs	Dec 31, 2004 Specific provisions	Sep 30, 2004 NPLs	Sep 30, 2004 Specific provisions	Dec 31, 2003 NPLs	Dec 31, 2003 Specific provisions
Substandard	**351**	**34**	375	33	1,094	125
Doubtful	**10**	**10**	13	13	70	54
Loss	**58**	**58**	78	78	245	243
Total	**419**	**102**	466	124	1,409	422

Table 8
Group Customer Loans

In $ millions	Dec 31 2004	Sep 30 2004	Dec 31 2003
Gross	**71,021**	68,694	66,414
Less:			
Specific provisions	**554**	579	1,151
General provisions	**803**	894	928
Net total	**69,664**	67,221	64,335
Excluding DTDB:			
Gross			62,938
Less:			
Specific provisions			773
General provisions			745
Net total			61,420
Analysed by Industry			
Manufacturing	**7,268**	6,983	6,434
Building & Construction	**6,902**	7,021	7,907
Housing Loans	**24,091**	23,746	22,918
General Commerce	**7,297**	6,910	6,634
Transportation, Storage & Communications	**5,259**	5,249	4,821
Financial Institutions, Investment & Holding Companies	**7,467**	5,739	5,020
Professionals & Private Individuals (except Housing Loans)	**7,038**	7,061	7,078
Others	**5,699**	5,985	5,602
Total (Gross)	**71,021**	68,694	66,414
Excluding DTDB:			
Manufacturing			5,423
Building & Construction			7,679
Housing Loans			22,547
General Commerce			5,927
Transportation, Storage & Communications			4,658
Financial Institutions, Investment & Holding Companies			4,940
Professionals & Private Individuals (except Housing Loans)			6,739
Others			5,025
Total (Gross)			62,938
Analysed by Currency and Fixed / Variable Rates			
Fixed rate [1/]			
Singapore dollar	**10,046**	9,987	8,867
Hong Kong dollar	**458**	412	262
US dollar	**82**	24	4
Thai Baht	**-**	-	945
Others	**342**	296	96
Sub-total	**10,928**	10,719	10,174
Variable rate [2/]			
Singapore dollar	**23,899**	22,802	21,026
Hong Kong dollar	**21,432**	21,433	20,089
US dollar	**10,464**	9,817	8,658
Thai Baht	**29**	22	2,393
Others	**4,269**	3,901	4,074
Sub-total	**60,093**	57,975	56,240
Total (Gross)	**71,021**	68,694	66,414

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates.

Table 9
Total Group Deposits

In $ millions	Dec 31 2004	Sep 30 2004	Dec 31 2003
Deposits of non-bank customers	113,206	107,008	108,041
Deposits and balances of banks	10,939	10,453	7,497
Total	124,145	117,461	115,538
Excluding DTDB:			
Deposits of non-bank customers			104,509
Deposits and balances of banks			7,458
Total			111,967

Table 10
Group Customer Deposits

In $ millions	Dec 31 2004	Sep 30 2004	Dec 31 2003
Analysed by Currency			
Singapore dollar	62,052	59,580	56,641
US dollar	23,709	21,247	23,309
Hong Kong dollar	17,900	17,215	17,241
Thai Baht	29	25	3,539
Others	9,516	8,941	7,311
Total	113,206	107,008	108,041
Analysed by Product			
Savings accounts (include S$ autosave)	49,697	47,858	48,028
Current accounts	11,694	11,603	10,486
Fixed deposits	45,767	43,812	45,130
Other deposits	6,048	3,735	4,397
Total	113,206	107,008	108,041

Capital Adequacy Ratio

Exhibit 5
Group Capital Adequacy Ratio



(%)
20
15
10
5
0
18.9
17.4
15.5
15.1
14.5
15.6
15.4
15.8
4.5
5.2
5.2
4.6
4.1
4.0
3.6
4.5
1/
Dec 00
Dec 01
Dec 02
Dec 03
Mar 04 2/
Jun 04 2/
Sep 04 2/
Dec 04 2/
Tier I
Tier II

At December 31, 2004, the total Capital Adequacy Ratio ("CAR") for DBSH Group was 15.8% based on MAS capital framework (MAS Notice 637). Tier 1 CAR was 11.3%.

The US$750 million subordinated debt issued which qualifies as Tier II capital was included in CAR from October 2004.

Table 11
Group Capital

In $ millions	Dec 31 2004 2/	Sep 30 2004 2/	Dec 31 2003
Tier I Capital			
Paid ordinary/preference shares	**1,559**	1,559	1,556
Disclosed reserves/others	**17,146**	16,938	15,439
Goodwill	**(6,931)**	(7,043)	(7,371)
	11,774	11,454	9,624
Tier II Capital			
Cumulative general provisions	**971**	980	768
Subordinated debts	**4,371**	3,260	3,531
Others	**(674)**	(700)	(38)
	4,668	3,540	4,261
Total Capital	**16,442**	14,994	13,885
Risk Weighted Assets	**103,987**	97,502	92,067

Notes:
1/ Compared to end December 2001, the reduction in the Tier I CAR ratio was primarily due to the deduction of additional goodwill with DBS' purchase of the DBS Diamond Holdings Limited minority interest.
2/ Ratios for 2004 were computed based on MAS Notice 637 issued on May 28, 2004. Comparatives for 2003 were not restated and were computed using Bank for International Settlements ("BIS") guidelines.

Unrealised Valuation Surpluses

Table 12
Group Unrealised Valuation Surpluses

In $ millions	Dec 31 2004	Sep 30 2004	Dec 31 2003
Properties	**653**	566	424
Quoted investments	**531**	402	436
Total	**1,184**	968	860

Unrealised valuation surpluses in properties and quoted investment securities not recognised in the accounts amounted to $1.2 billion at end December 2004.

Geographical Segment Analysis

The following table analyses total assets, operating income and net profit attributable to members by geographical segments. Unless otherwise stated, the analysis of geographical segments is generally based on the location of the office recording the transactions.

Table 13
Group Geographical Segments

In $ millions	Total assets	Distribution (%)	Year-to-date Operating income	Distribution (%)	Year-to-date Net profit attributable to members	Distribution (%)
Dec 31, 2004						
Singapore	115,516	68	3,270	66	1,728	70
Hong Kong	40,046	24	1,361	28	625	26
Regional countries	4,362	3	178	4	77	3
Rest of the world	8,698	5	119	2	28	1
Sub-total	168,622	100	4,928	100	2,458	100
Goodwill	6,931		-		(440)	
Total	175,553		4,928		2,018	
Dec 31, 2003						
Singapore	97,655	64	2,520	60	863	59
Hong Kong	39,101	26	1,337	32	486	33
Regional countries	6,813	4	249	6	68	5
Rest of the world	8,655	6	92	2	38	3
Sub-total	152,224	100	4,198	100	1,455	100
Goodwill	7,371		-		(430)	
Total	159,595		4,198		1,025	

DBSH Group operates in four main geographical areas :

- "**Singapore**", which includes the operations of the Asian Currency Unit.
- "**Hong Kong**", which includes branch and subsidiary operations in Hong Kong.
- "**Regional countries**", which includes branch and subsidiary operations in Malaysia, Indonesia, Thailand, South Korea and the Philippines.
- "**Rest of the world**", which are mainly branch operations in China, India, Taiwan, United States and United Kingdom.

Excluding $497 million one-time gains reflected under Singapore operations in year 2004, the net profit attributable to members composition would be Singapore 63%, Hong Kong 32%, Regional countries 4% and Rest of the world 1%.

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and the customer/other segments.

The various customer segments are described below, along with a description of the change in net profit after taxation for fourth quarter 2004 over fourth quarter 2003.

- **Consumer Banking**

Consumer Banking focuses on providing products and services to individual customers. The products and services offered to customers include credit facilities (mortgage, personal loans, etc.), credit cards, deposit collection, remittance services and asset management products.

The net profit after taxation was in line with fourth quarter 2003.

- **Enterprise Banking**

Enterprise Banking focuses on providing products and services to small and medium enterprises. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

The increase in net profit after taxation ($7 million, 10%) was mainly attributable to higher interest income from increased loan and deposit volumes and higher deposit margins.

- **Investment Banking**

Investment Banking caters to the business needs of large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, private equity, nominee and trustee services and cash management services.

The decrease in net profit after taxation ($23 million, 24%) was mainly due to lower gains from investment securities.

- **Treasury and Markets**

Treasury and Markets is primarily involved in market making, structuring and trading of financial products including foreign exchange, securities and interest rate/ credit/ equity/ foreign exchange derivatives. Income from treasury products and services relating to customers of other segments is reflected in the respective customer segments.

The decrease in net profit after taxation ($14 million, 56%) was mainly due to lower treasury gains from interest rate and credit derivatives.

The other segments of the analysis are:

- **Funding Portfolio**

The Funding Portfolio managed by Treasury and Markets is the net aggregate of the Group's interest earning assets and interest bearing liabilities. The income generated from this portfolio is predominantly interest in nature.

- **Central Operations**

Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include the central treasury unit, funding costs of DBSH Group's associated and subsidiary companies and gains/losses on properties as well as certain subsidiaries including stock brokerage and asset management.

The following table analyses the results, total assets and total liabilities by business segments:

Table 14

Group Business Segments (4th Qtr 2004)

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1/]	Funding Portfolio[1/]	Central Operations	Total
Operating income	401	186	162	33	65	175	1,022
Operating profit before provisions, taxation and goodwill amortisation	156	119	92	12	24	89	492
Net profit before taxation and goodwill amortisation	139	92	86	12	32	177	538
Taxation	(27)	(16)	(14)	(2)	(3)	(32)	(94)
Net profit after taxation and before goodwill amortisation	112	75	71	11	28	134	431
Goodwill amortisation							(110)
Net profit attributable to members							321
Other Information							
Total assets before goodwill	28,156	15,957	30,698	29,506	37,001	27,304	168,622
Goodwill							6,931
Total assets							175,553
Total liabilities	65,156	15,164	14,453	19,094	19,411	24,645	157,923
Capital expenditure	3	1	1	1	2	27	35
Depreciation	5	2	1	1	2	19	30

Group Business Segments (4th Qtr 2003)

In $ millions	Consumer Banking	Enterprise Banking	Investment Banking	Treasury and Markets[1/]	Funding Portfolio[1/]	Central Operations	Total
Operating income	391	173	167	63	86	173	1,053
Operating profit before provisions, taxation and goodwill amortisation	177	110	108	38	52	86	571
Net profit before taxation and goodwill amortisation	140	83	107	38	54	85	507
Taxation	(28)	(15)	(12)	(13)	(16)	(1)	(85)
Net profit after taxation and before goodwill amortisation	113	68	94	25	38	64	402
Goodwill amortisation							(110)
Net profit attributable to members							292
Other Information							
Total assets before goodwill	27,569	13,871	27,790	19,738	35,088	28,168	152,224
Goodwill							7,371
Total assets							159,595
Total liabilities	65,853	13,987	13,164	13,561	13,228	23,781	143,574
Capital expenditure	3	4	3	1	1	30	42
Depreciation	5	-	2	-	-	24	31

Note:

1/ Operating expenses have been determined by pro-rating between Treasury and Markets and the Funding Portfolio based on the share of operating income.

Comparatives

Where necessary, comparative figures were adjusted in order to provide proper comparison with current periods' presentation.

REPORT OF THE AUDITORS
TO THE MEMBERS OF DBS GROUP HOLDINGS LTD (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of DBS Group Holdings Ltd ("the Company") and its subsidiaries ("the Group") for the year ended December 31, 2004. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Singapore Companies Act, Chapter 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company at December 31, 2004, the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young
Certified Public Accountants

February 18, 2005
Singapore

Audited Consolidated Profit and Loss Account

In $ millions	4th Qtr 2004[1/]	4th Qtr 2003[1/]	+/(-) %	3rd Qtr 2004[1/]	Year 2004	Year 2003	+/(-) %
Interest income	1,077	925	16	984	**4,011**	3,640	10
Less: Interest expense	441	297	48	339	**1,445**	1,265	14
Net interest income	636	628	1	645	**2,566**	2,375	8
Fee and commission income	249	251	(1)	247	**1,013**	884	15
Dividend income	9	10	(10)	22	**72**	51	41
Rental income	8	11	(27)	9	**33**	36	(8)
Other income	120	153	(22)	164	**1,244**	852	46
Operating income	1,022	1,053	(3)	1,087	**4,928**	4,198	17
Less: Staff costs	253	217	17	241	**970**	865	12
Depreciation	30	31	(3)	35	**147**	168	(13)
Other operating expenses	247	234	6	215	**889**	808	10
Goodwill amortisation	110	110	-	110	**440**	430	2
Operating expenses	640	592	8	601	**2,446**	2,271	8
Operating profit before provisions	382	461	(17)	486	**2,482**	1,927	29
Less: Provision for possible loan losses and diminution in value of other assets	(31)	82	NM	17	**47**	541	(91)
Operating profit	413	379	9	469	**2,435**	1,386	76
Add: Share of profits less losses of associated and joint venture companies	15	18	(17)	22	**77**	51	51
Net profit before taxation	428	397	8	491	**2,512**	1,437	75
Less: Taxation	90	80	13	110	**423**	337	26
Share of taxation of associated and joint venture companies	4	5	(20)	6	**19**	12	58
Net profit after taxation	334	312	7	375	**2,070**	1,088	90
Less: Minority interests	13	20	(35)	13	**52**	63	(17)
Net profit attributable to members	321	292	10	362	**2,018**	1,025	97

NM: Not meaningful
Note:
1/ Unaudited.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Consolidated Balance Sheet as at

In $ millions	Dec 31 2004	Sep 30 2004[1]	Dec 31 2003
SHARE CAPITAL			
Share capital	**1,559**	1,559	1,556
RESERVES			
Share premium account	**2,208**	2,201	2,171
Other reserve	**4,271**	4,271	4,271
Capital redemption reserve	**28**	28	28
Capital reserve	**(41)**	(15)	(30)
General reserve	**2,327**	2,230	2,230
Revenue reserve	**6,150**	5,926	4,670
	14,943	14,641	13,340
SHAREHOLDERS' FUNDS	**16,502**	16,200	14,896
MINORITY INTERESTS	**1,128**	1,137	1,125
LIABILITIES			
Deposits and balances of banks	**10,939**	10,453	7,497
Deposits and other accounts of non-bank customers	**113,206**	107,008	108,041
Bills payable	**350**	389	363
Current taxation	**635**	662	500
Deferred tax liabilities	**63**	71	104
Other liabilities	**18,833**	17,976	15,772
Other borrowings and debt securities in issue [2]	**7,533**	6,918	5,604
- due within one year	**3,054**	2,459	1,882
- due after one year	**4,479**	4,459	3,722
Subordinated term debts (unsecured)	**6,364**	5,273	5,693
- due within one year	**-**	-	25
- due after one year	**6,364**	5,273	5,668
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**175,553**	166,087	159,595
OFF BALANCE SHEET ITEMS			
Contingent liabilities	**8,529**	7,960	6,984
Commitments	**70,774**	70,182	60,173
Financial derivatives	**1,518,507**	1,664,247	1,256,240

In $ millions	Dec 31 2004	Sep 30 2004[1]	Dec 31 2003
ASSETS			
Cash, and balances and placements with central banks	**10,479**	5,699	5,007
Singapore Government securities and treasury bills	**11,194**	13,431	11,438
Trading securities	**11,695**	10,980	6,433
Balances, placements with, and loans and advances to banks	**25,168**	23,176	27,472
Bills receivable from non-bank customers	**2,333**	2,325	1,481
Loans and advances to non-bank customers	**67,331**	64,896	62,854
Investment securities	**24,208**	23,985	22,828
Associated and joint venture companies	**517**	546	547
Goodwill	**6,931**	7,043	7,371
Fixed assets	**1,798**	1,832	2,016
Deferred tax assets	**103**	128	129
Other assets	**13,796**	12,046	12,019
TOTAL ASSETS	**175,553**	166,087	159,595

Notes:

1/ Unaudited.

2/ Includes secured amount of $1,814 million as at December 31, 2004 (September 30, 2004: $1,550 million; December 31, 2003: $1,106 million). These are mainly secured by properties and securities.

Audited Balance Sheet of DBS Group Holdings Ltd as at

In $ millions	Dec 31 2004	Sep 30 2004[1]	Dec 31 2003
SHARE CAPITAL			
Share capital	**1,559**	1,559	1,556
RESERVES			
Share premium account	**2,208**	2,201	2,171
Capital redemption reserve	**28**	28	28
Revenue reserve	**3,000**	3,000	3,001
	5,236	5,229	5,200
SHAREHOLDERS' FUNDS	**6,795**	6,788	6,756
LIABILITIES			
Current liabilities	**5**	8	9
Deferred tax liabilities	**#**	#	#
TOTAL LIABILITIES AND SHAREHOLDERS' FUNDS	**6,800**	6,796	6,765

In $ millions	Dec 31 2004	Sep 30 2004[1]	Dec 31 2003
ASSETS			
Balances, placements with, and loans and advances to non-bank customers	**3**	3	3
Investment in subsidiary companies	**6,797**	6,793	6,762
TOTAL ASSETS	**6,800**	6,796	6,765

Other Information

	Dec 31 2004	Sep 30 2004[1]	Dec 31 2003
Net asset value per ordinary share ($)			
(i) Based on existing ordinary share capital	**4.50**	4.50	4.53
(ii) Assuming non-voting convertible preference shares ("CPS") and non-voting redeemable CPS are converted to ordinary shares	**4.36**	4.35	4.34

Notes:
1/ Unaudited.
2/ #: Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Consolidated Statement of Changes in Shareholders' Equity

In $ millions	Share Capital	Share Premium	Other Reserve	Capital Redemption Reserve	Capital Reserve	General Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2004	1,556	2,171	4,271	28	(30)	2,230	4,670	13,340
Exercise of share options pursuant to the DBSH Share Option Plan	3	37						37
Net exchange translation adjustments during the period					(29)			(29)
Appropriation from profit and loss account						97	(97)	-
Net profit attributable to members							2,018	2,018
Final dividends paid on ordinary and preference shares for the previous year							(199)	(199)
Interim dividends paid on ordinary and preference shares for the current year							(224)	(224)
Goodwill transferred on disposal of subsidiary company					18		(18)	-
Balance at December 31, 2004	**1,559** [1/]	**2,208**	**4,271**	**28**	**(41)**	**2,327**	**6,150**	**14,943**
Balance at January 1, 2003	1,555	2,163	4,271	28	(19)	2,044	4,195	12,682
Exercise of share options pursuant to the DBSH Share Option Plan	1	8						8
Net exchange translation adjustments during the period					(11)			(11)
Appropriation from profit and loss account						186	(186)	-
Net profit attributable to members							1,025	1,025
Final dividends paid on ordinary and preference shares for the previous year							(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year							(170)	(170)
Balance at December 31, 2003	1,556	2,171	4,271	28	(30)	2,230	4,670	13,340

Note:

1/ During the financial year ended December 31, 2004, DBSH issued 19,475,169 ordinary shares upon the conversion of the non-voting convertible preference shares and 3,289,672 ordinary shares upon the exercise of options granted pursuant to the DBSH Share Option Plan.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Audited Statement of Changes in Shareholders' Equity of DBS Group Holdings Ltd

In $ millions	Share Capital	Share Premium	Capital Redemption Reserve	Revenue Reserve	Total Reserves
Balance at January 1, 2004	1,556	2,171	28	3,001	5,200
Exercise of share options pursuant to the DBSH Share Option Plan	3	37			37
Net profit after taxation				422	422
Final dividends paid on ordinary and preference shares for the previous year				(199)	(199)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(224)	(224)
Balance at December 31, 2004	1,559 [1/]	2,208	28	3,000	5,236
Balance at January 1, 2003	1,555	2,163	28	3,201	5,392
Exercise of share options pursuant to the DBSH Share Option Plan	1	8			8
Net profit after taxation				164	164
Final dividends paid on ordinary and preference shares for the previous year				(194)	(194)
Interim dividends paid on ordinary and preference shares for the current year	-	-	-	(170)	(170)
Balance at December 31, 2003	1,556	2,171	28	3,001	5,200

Note:

1/ During the financial year ended December 31, 2004, DBSH issued 19,475,169 ordinary shares upon the conversion of the non-voting convertible preference shares and 3,289,672 ordinary shares upon the exercise of options granted pursuant to the DBSH Share Option Plan.

Audited Consolidated Cash Flow Statement

In $ millions	Year 2004	Year 2003
Cash flows from operating activities		
Net profit before taxation	**2,512**	1,437
Adjustments for non-cash items:		
Provision for possible loan losses and diminution in value of other assets	**47**	541
Depreciation of fixed assets	**147**	168
Goodwill amortisation	**440**	430
Share of profits of associated and joint venture companies	**(77)**	(51)
Net gain on disposal of fixed assets	**(4)**	(3)
Net gain on disposal of investment securities	**(644)**	(185)
Operating profit before changes in operating assets & liabilities	**2,421**	2,337
Increase in:		
Deposits and other accounts of non-bank customers	**8,599**	6,726
Deposits and balances of banks	**3,590**	2,620
Other liabilities including bills payable	**3,086**	3,082
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	**244**	(2,431)
Trading securities	**(5,286)**	(2,761)
Accounts receivable and other assets	**(1,619)**	(2,332)
Balances, placements with, and loans and advances to other banks	**2,232**	11,277
Loans and advances to non-bank customers including bills receivable	**(8,603)**	(4,008)
Tax paid	**(284)**	(272)
Net cash generated from operating activities (1)	**4,380**	14,238
Cash flows from investing activities		
Dividends from associated companies	**33**	32
Purchase of fixed assets	**(100)**	(85)
Net increase in investment securities	**(1,285)**	(7,961)
Cash of subsidiary company disposed	**(69)**	-
Proceeds from disposal of fixed assets	**40**	82
Acquisition of additional interest in subsidiary companies	**-**	(3,654)
Net cash used in investing activities (2)	**(1,381)**	(11,586)
Cash flows from financing activities		
Increase in share capital and share premium	**40**	9
Net increase in debt securities and borrowings	**2,938**	602
Dividends paid to shareholders of DBSH	**(423)**	(364)
Dividends paid to minority shareholders of subsidiary companies	**(53)**	(68)
Net cash generated from financing activities (3)	**2,502**	179
Exchange translation adjustments (4)	**(29)**	(11)
Net change in cash, and balances and placements with central banks (1)+(2)+(3)+(4)	**5,472**	2,820
Cash, and balances and placements with central banks as at January 1	**5,007**	2,187
Cash, and balances and placements with central banks as at December 31	**10,479**	5,007

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

Selected Notes to the Accounts

1. Issuance of Ordinary Shares

There were 1,469,965,595 issued and fully paid-up ordinary shares at December 31, 2003. During the year ended December 31, 2004, 22,764,841 ordinary shares were issued upon the conversion of non-voting convertible preference shares and the exercise of executive share options, bringing the total outstanding number of ordinary shares to 1,492,730,436 at December 31, 2004. The weighted average number of ordinary shares was 1,488,572,311 for Year 2004.

Details of issue of new ordinary shares of $1.00 each are as follows:

Particulars	Number of new ordinary shares issued between October 1, 2004 and December 31, 2004	Number of new ordinary shares that would have been issued upon the conversion/exercise of all outstanding non-voting convertible preference shares ("CPS")/non-voting redeemable CPS/executive share options		
		Dec 31, 2004	Sep 30, 2004	Dec 31, 2003
Conversion of non-voting CPS	-	120,436	120,436	19,595,605
Conversion of non-voting redeemable CPS	-	66,475,374	66,475,374	66,475,374
Exercise of executive share options	613,210	46,749,383	48,215,063	46,155,436

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China

At December 31, 2004, DBSH Group has exposures to certain countries in the Asia Pacific Region. The exposures are determined based on the location of the credit risk of the customers and counter-parties regardless of where the transactions are booked.

The Group's net exposure in the 5 Regional Countries was $11.1 billion at December 31, 2004. Exposure to the 5 Regional Countries amounted to 6.3% of the Group's Total Assets.

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2004 are as follows:

In $ millions	Loans and debt securities				Less:	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments	Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	6,092	1,999	3,808	1,307	2,137	11,069	6.3%	195
Malaysia	2,064	255	1,794	81	1,357	2,837	1.6%	136
Indonesia	464	285	673	68	165	1,325	0.7%	25
Thailand	184	49	81	406	39	681	0.4%	34
Korea	3,194	1,230	1,144	18	575	5,011	2.9%	-
The Philippines	186	180	116	734	1	1,215	0.7%	#
Hong Kong	3,628	2,500	24,842	11,323	13,431	28,862	16.5%	471
China	2,114	73	1,137	66	821	2,569	1.5%	71
TOTAL	**11,834**	**4,572**	**29,787**	**12,696**	**16,389**	**42,500**	**24.2%**	**737**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

3/ # : Insignificant

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

2. Loan and Investment Exposures to Malaysia, Indonesia, Thailand, Korea, The Philippines (Regional Countries), Hong Kong and China (Continued)

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at September 30, 2004 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	4,825	1,500	3,800	1,193	1,692	9,626	5.8%	205
Malaysia	1,518	295	1,711	89	1,124	2,489	1.5%	145
Indonesia	231	165	649	68	165	948	0.6%	26
Thailand	136	167	85	401	44	745	0.4%	34
Korea	2,875	629	1,267	10	358	4,423	2.7%	-
The Philippines	65	244	88	625	1	1,021	0.6%	-
Hong Kong	4,036	2,747	25,053	11,734	14,172	29,398	17.7%	516
China	2,091	24	1,104	32	729	2,522	1.5%	73
TOTAL	**10,952**	**4,271**	**29,957**	**12,959**	**16,593**	**41,546**	**25.0%**	**794**

The DBSH Group's exposures (assets and non-performing loans) to the Regional Countries, Hong Kong and China at December 31, 2003 are as follows:

In $ millions	Loans and debt securities				Less: Intercompany Loans/ Investments in Financial Subsidiaries/ Overseas Branches	Net Exposure		
Assets in	Bank	Central Banks & Govt. Securities	Non-Bank [1/]	Investments		Amount	As a % of Total Assets	NPLs [2/]
	(a)	(b)	(c)	(d)	(e)	(f)=(a+b +c+d-e)	(g)	
Total Regional Countries	5,016	1,104	6,395	955	1,954	11,516	7.3%	1,545
Malaysia	1,280	13	1,356	90	1,034	1,705	1.1%	233
Indonesia	126	56	365	73	128	492	0.3%	55
Thailand (excluding DTDB)	231	9	221	63	214	310	0.2%	188
Korea	3,326	531	885	1	577	4,166	2.6%	17
The Philippines	46	149	103	604	1	901	0.6%	8
DTDB [3/]	7	346	3,465	124	-	3,942	2.5%	1,044
Hong Kong	2,457	2,013	23,235	11,935	13,238	26,402	16.5%	643
China	965	24	692	21	393	1,309	0.8%	130
TOTAL	**8,438**	**3,141**	**30,322**	**12,911**	**15,585**	**39,227**	**24.6%**	**2,318**

Notes:

1/ Non-bank loans include loans to government and quasi-government entities.

2/ Non-performing loans ("NPLs") include classified bank loans, debt securities and contingent items.

3/ DBS Thai Danu Bank Public Company Limited ("DTDB") was deconsolidated on June 25, 2004.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Non-Performing Loans and Provisions

At December 31, 2004, DBSH Group's total non-performing loans ("NPLs") amounted to $1.919 billion. Out of the total NPLs of $1.919 billion, $1.007 billion (52%) were secured by collateral.

Details of DBSH Group's NPLs and provisions at December 31, 2004 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2]	Other Countries	Total
Non-Performing Loans	958	471	195	295	1,919
- Substandard	674	341	107	238	1,360
- Doubtful	80	51	-	38	169
- Loss	204	79	88	19	390
NPLs as a % of Group total assets	0.5%	0.3%	0.1%	0.2%	1.1%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	2.2%	2.0%	5.6%	5.0%	2.5%
Total Cumulative Provisions	905	443	155	198	1,701
- Specific provisions	359	159	92	76	686
- General provisions	546	284	63	122	1,015
Total Cumulative Provisions as a % of:					
- Group total assets	0.5%	0.3%	0.1%	0.1%	1.0%
- NPLs in the respective countries	94%	94%	80%	67%	89%
- Unsecured NPLs in the respective countries	221%	257%	149%	87%	186%

Details of DBSH Group's NPLs and provisions at September 30, 2004 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2]	Other Countries	Total
Non-Performing Loans	935	516	205	278	1,934
- Substandard	645	370	114	221	1,350
- Doubtful	99	47	1	38	185
- Loss	191	99	90	19	399
NPLs as a % of Group total assets	0.6%	0.3%	0.1%	0.2%	1.2%
Non-bank NPLs as a % of non-bank loans in the respective countries [1]	2.2%	2.2%	6.0%	5.8%	2.6%
Total Cumulative Provisions	764	420	340	228	1,752
- Specific provisions	368	178	95	74	715
- General provisions	396	242	245	154	1,037
Total Cumulative Provisions as a % of:					
- Group total assets	0.5%	0.3%	0.2%	0.1%	1.1%
- NPLs in the respective countries	82%	81%	167%	82%	91%
- Unsecured NPLs in the respective countries	194%	217%	320%	86%	183%

Notes:

1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

2/ Regional countries include Malaysia, Indonesia, Thailand, Korea and the Philippines

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

3. Non-Performing Loans and Provisions (Continued)

Details of DBSH Group's NPLs and provisions at December 31, 2003 are as follows:

In $ millions	Singapore	Hong Kong	Regional Countries[2/] DTDB[3/]	Regional Countries[2/] Others	Other Countries	Total
Non-Performing Loans	1,255	643	1,044	501	337	3,780
- Substandard	842	475	839	352	269	2,777
- Doubtful	42	66	20	49	27	204
- Loss	371	102	185	100	41	799
NPLs as a % of Group total assets	0.8%	0.4%	0.7%	0.3%	0.2%	2.4%
Non-bank NPLs as a % of non-bank loans in the respective countries [1/]	3.3%	2.9%	28.8%	19.0%	8.5%	5.2%
Total Cumulative Provisions	851	418	561	389	168	2,387
- Specific provisions	475	190	378	193	87	1,323
- General provisions	376	228	183	196	81	1,064
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.4%	0.2%	0.1%	1.5%
- NPLs in the respective countries	68%	65%	54%	78%	50%	63%
- Unsecured NPLs in the respective countries	173%	180%	105%	111%	53%	124%

Notes:
1/ Computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.
2/ Regional countries include Malaysia, Indonesia, Thailand, Korea and the Philippines
3/ Includes special general provision for regional exposures and additional specific provision for DBS Thai Danu Public Company Limited ("DTDB")'s loans.

Analysis of Non-Performing Loans by Industry

The following table shows the industry breakdown of the non-performing loans of DBSH Group:

In $ millions	December 31, 2004 NPLs	December 31, 2004 Specific Provisions	September 30, 2004 NPLs	September 30, 2004 Specific Provisions	December 31, 2003 NPLs	December 31, 2003 Specific Provisions
Customer loans						
Manufacturing	**365**	**175**	409	180	894	360
Building and Construction	**237**	**58**	239	60	414	98
Housing Loans	**253**	**67**	266	73	333	90
General Commerce	**186**	**75**	187	79	573	287
Transportation, Storage and Communications	**27**	**10**	31	9	98	25
Financial Institutions, Investment and Holding Companies	**201**	**58**	122	46	199	65
Professionals and Private Individuals (except Housing Loans)	**239**	**105**	227	103	276	133
Others	**255**	**78**	282	88	695	165
Sub-total	**1,763**	**626**	1,763	638	3,482	1,223
Debt securities	**138**	**52**	145	65	184	73
Contingent items	**18**	**8**	26	12	114	27
Total	1,919	686	1,934	715	3,780	1,323

3. Non-Performing Loans and Provisions (Continued)

Analysis of Non-Performing Loans by Period Overdue

In $ millions	December 31, 2004	September 30, 2004	December 31, 2003
Non-default	744	646	1,695
Default loans	1,175	1,288	2,085
Less than 3 months	339	288	448
3 to 6 months	157	242	255
Over 6 months	679	758	1,382
Total	1,919	1,934	3,780

4. Financial Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. These include forwards, swaps, futures and options.

The following tables summarise the contractual or underlying principal amounts of derivative financial instruments held or issued for trading and non-trading purposes. The notional or contractual amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

In the financial statements, trading derivative financial instruments are revalued on a gross position basis and the unrealised gains or losses are reflected in "Other assets" or "Other liabilities" respectively. Non-trading derivative financial instruments are accounted for on an accrual basis.

	December 31, 2004					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	1,128,191	6,900	6,606	17,717	659	220
Foreign Exchange Derivatives	328,245	3,431	3,047	12,730	75	350
Equity Derivatives	13,514	124	342	-	-	-
Credit Derivatives	15,697	87	121	2,413	12	-
Total	**1,485,647**	**10,542**	**10,116**	**32,860**	**746**	**570**

	September 30, 2004					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	1,269,871	6,299	5,745	20,550	766	249
Foreign Exchange Derivatives	337,607	1,788	1,752	5,265	55	70
Equity Derivatives	12,923	119	495	-	-	-
Credit Derivatives	15,610	79	117	2,421	37	-
Total	**1,636,011**	**8,285**	**8,109**	**28,236**	**858**	**319**

	December 31, 2003					
	Trading			Non-Trading		
In $ millions	Underlying Notional	Positive Fair Value	Negative Fair Value	Underlying Notional	Positive Fair Value	Negative Fair Value
Interest Rate Derivatives	994,037	6,733	6,118	24,658	852	237
Foreign Exchange Derivatives	211,723	2,014	1,822	5,664	34	137
Equity Derivatives	8,444	36	196	-	-	-
Credit Derivatives	9,292	82	109	2,422	77	-
Total	**1,223,496**	**8,865**	**8,245**	**32,744**	**963**	**374**

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARY COMPANIES

5. Daily Earnings at Risk and Trading Income

The Group uses a Daily Earnings at Risk ("DEaR") measure as one mechanism for controlling trading risk. The DEaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low DEaR for the trading risk exposure of the DBSH Group for the period from January 1, 2004 to December 31, 2004.

In $ millions	As at December 31, 2004	January 1, 2004 to December 31, 2004		
		Average	High [1/]	Low [1/]
Interest rate	24.6	28.2	39.8	21.5
FX	3.7	6.2	14.2	2.7
Equity	5.5	5.5	8.7	3.1
Diversification effect	(11.8)	(14.0)	-	-
Total	22.0	25.9	38.4	19.9

Note:
1/ The high (& low) DEaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of DEaR and the daily distribution of trading income in the trading portfolio for the period from January 1, 2004 to December 31, 2004.


Group DEaR for Trading Book
45
40
35
30
25
20
15
10
5
0
No. of Days
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
DEaR ($ millions)


Daily Distribution of Group Trading Income
50
45
40
35
30
25
20
15
10
5
0
No. of days
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
>20-22
>22-24
>24-26
Trading income ($ millions)

News Release

RECEIVED

2005 FEB 22 P 3:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DBS

Ref No: 04/2005

DBS FULL-YEAR 2004 EARNINGS ALMOST DOUBLE TO CROSS $2 BILLION MARK

* * *

Fourth-quarter profits rise 10% to $321 million; Customer loans expand 20% over eight consecutive quarters of growth

* * *

FULL-YEAR DIVIDEND RATE RISES 33% TO 40 CENTS PER SHARE

SINGAPORE, February 18 2005 - DBS Group Holdings today reported a 97% increase in net earnings for full-year 2004 to a record $2.02 billion. Net profits in the fourth quarter rose 10% to $321 million.

The full-year performance was augmented by $497 million in one-time gains recorded in the second quarter. Excluding these gains, net profits of $1.52 billion from continuing operations were still the highest ever and represented a 48% rise over the whole of 2003. It surpassed the previous record of $1.39 billion set in 2000. Return on equity was the highest in four years at 12.7%.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

DBS Bank (Hong Kong)'s full year net profits rose 27% to $534 million as operating income grew 4% and provision charges fell 47%.

Fourth-quarter earnings were supported by continued loan growth and write-backs in provisions for investment securities, offsetting lower treasury income that resulted from sluggish market conditions worldwide.

DBS Vice Chairman and CEO Jackson Tai said: "Leaving aside the one-time gains, the drive towards record net earnings started more than eight quarters ago when we dedicated ourselves to growing recurring income from our customer franchise, including that from our consumer and SME loan book.

"Strong loan growth and our broad base of fee income helped cushion the slowdown in market activity that affected many financial institutions in the latter part of last year. Our larger asset base, more diversified business platform, and a continued strong pipeline of business will support DBS' growth, whether from our twin hubs of Singapore and Hong Kong or from our growing presence in Greater China and the rest of South and Southeast Asia."

Net interest income declines marginally, loans continue to grow

Fourth-quarter net interest income declined 1% from the previous quarter to $636 million but was 1% higher compared to the fourth quarter of 2003. Net interest margins eased eight basis points from 1.83% in the third quarter to 1.75%, mainly

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

attributable to the costs of a growing deposit base in Singapore and higher borrowing costs in general in Hong Kong. In addition, short-term, interbank-pegged deposit rates rose faster than loan yields. Additional funding expenses were also incurred by higher carrying costs for subordinated debt including a US$750 million issue that closed during the quarter.

Loans grew 4% during the quarter to $69.7 billion. The expansion was led by corporate, SME and consumer loans in Singapore, as well as corporate and SME loans in Hong Kong and the region.

For the whole of 2004, DBS' loan book grew 8%, with margins stable at 1.79% while full-year net interest income rose 8% to $2.57 billion. The loan-deposit ratio was 62% compared to 60% in December 2003. Adjusting for the deconsolidation of DTDB, loans rose 13% during the year and net interest income by 10%.

Fee income climbs 15% for full year from all-round business growth

Fourth-quarter fee income was stable at $249 million compared to a year ago as well as the previous quarter. Against fourth quarter 2003, a drop in stockbroking revenues and loan-related fees was compensated by higher income from investment banking and wealth management sales.

Sales of wealth management products slowed in the fourth quarter as uncertainties in the financial markets and prospects of a slowdown in the global economy dampened investors' sentiment.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Sales of unit trusts and treasury products for the fourth quarter totalled $1.80 billion, down 19% from $2.22 billion in the third quarter. Compared to 2003, total sales for last year were flat at $8.81 billion.

For the full year, fee income rose 15% to $1.01 billion with increases chalked up in almost all categories. Fees from investment banking rose 25% to $104 million, trade and remittances were up 15% to $128 million, loan-related income was up 18% to $183 million, stockbroking grew 17% to $198 million, and wealth management jumped 47% to $132 million.

Fourth-quarter net gain on treasury activities of $93 million fell 23% from a year ago and 36% from the previous quarter due to the year-end slowdown in customer flows and a further flattening of the yield curve amid rising interest rates. For the full year, net gain on treasury activities fell 9% to $590 million.

Operating expenses rise 10% on higher wage and advertising costs

Operating expenses for the fourth quarter increased 10% from the previous year to $530 million. Wage costs for the quarter rose 17% to $253 million as a result of higher bonus accruals and headcount. Additional expenses were also incurred for advertising and promotions for consumer banking products both in Singapore and Hong Kong.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M



For the full year, operating expenses of $2.01 billion were 9% higher than in 2003. The cost-income ratio (excluding one-time gains) rose from 44% in 2003 to 45%. Headcount increased 10% to 11,454 and wage costs by 15% to $953 million compared to 2003 (after adjusting for the deconsolidation of DTDB) but staff levels remained 9% below the peak in 2001. A $25 million or 9% rise in technology costs was offset by lower occupancy costs.

NPLs fall to 2.5% with provision coverage at 89%

NPLs fell to 2.5% of total loans compared to 5.2% in December 2003. Total non-performing assets, including non-performing debt securities and contingent liabilities, amounted to $1.92 billion, compared to $3.78 billion in December 2003. 71% of non-performing assets were classified as sub-standard, the least severe category.

A net specific provision write-back of $17 million was made during the quarter. It included a $53 million write-back for investment securities as better economic conditions resulted in improved valuations. In addition, there was a net general provision write-back of $14 million during the quarter, reflecting the implementation of a transitional framework for general provisions place ahead of the adoption of Basle II. The general provision write-back was also in line with recently released guidelines from the Monetary Authority of Singapore. Provision coverage for non-performing assets, including debt securities and contingent liabilities, stood at 89% compared to 63% in December 2003.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M



The capital adequacy ratio (CAR) stood at 15.8%, with the tier-1 ratio at 11.3%. Both ratios were above the minimum required by MAS. The tier-2 ratio of 4.5% included US$750 million of subordinated debt from October 2004.

The Board of Directors declared a final dividend of 22 cents per share, which together with the interim payout of 18 cents per share brings the full dividend rate to 40 cents. This is a 33% increase over the 30 cents per share paid out for full-year 2003.

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS has dominant positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in Thailand, Malaysia, Indonesia, India and The Philippines. In China, the bank has branches and representative offices in Shanghai, Beijing, Guangzhou, Shenzhen, Fuzhou, Tianjin and Dongguan. The Bank's credit ratings are among the highest in the Asia-Pacific region. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[end]

More information on the above announcement is available at www.dbs.com/investor. The presentation for Media and Analysts will be webcast from 1700 hours (Singapore and Hong Kong time)

For more information, contact:

Catherine Ong
Group Communications
DBS Bank
Email: cathong@dbs.com
Telephone: (65) 6878-3748
Fax : (65) 6222-4478
Mobile : (65) 9697-0007

Michael Sia Yi-Ming
Investor Relations
DBS Bank
Email : michaelsia@dbs.com
Telephone : (65) 6878-4751
Fax : (65) 6226-3702
Mobilie : (65) 9636-9472

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M